EXHIBIT 1 - Amendment to Bylaws - January 5, 2016

The following amendments were approved by Board of Director's action on January 5, 2016 and effective immediately. The text of these amendments is as follows:

ARTICLE V
Shareholder Authority

15. Qualification of Board Directors. : - Deleted -

ARTICLE VI
Authority Delegated to the Board

1. Formation of Board. The Board of Directors shall consist of five Directors elected at the Annual Meeting, or as otherwise provided in these Bylaws.

.. . .

2. Small Board. : - Deleted -